

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Ron Zwanziger
Chairman, Chief Executive Officer and President
Alere Inc.
51 Sawyer Road
Suite 200
Waltham, MA 02453

> **Re: Alere Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-16789**

Dear Mr. Zwanziger:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion And Analysis of Financial Condition and Results of Operations

Cash Flow Summary
Summary of Changes in Cash Position, page 57

1. Your disclosure on pages 57 and 58 solely addresses cash flows for the current fiscal year. Please provide proposed revisions to your disclosure to be included in future periodic reports that include a balanced discussion of historical cash flows for all periods presented. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies
(h) Goodwill and Other Long-Lived Intangible Assets
2012 Annual Goodwill Impairment Test, page 64

2. You disclose that the fair value of your professional diagnostics and health information solutions reporting units exceeded their carrying values in your 2012 goodwill impairment tests by 7.9% and 9.4%, respectively. As these excesses do not appear substantial, please provide us proposed revised disclosure to be included in future periodic reports that expands your discussion of the uncertainty associated with your reporting unit fair value assessments to:

- Discuss specifics regarding the degree of uncertainty associated with your identified key assumptions. In this regard, for example, please disclose when you assumed your health information solutions reporting unit will turn the corner to profitability and the uncertainties related to this assumption.
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Notes to Consolidated Financial Statements
(16) Income Taxes, page F-59

3. Regarding the tax rate reconciliation on page F-62, please provide proposed revisions to your disclosure to be included in future periodic reports addressing why the line item "rate differential on foreign earnings" resulted in an increase of 42% in 2011 and a decrease of 2% in 2012.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant